Pruco Life Insurance Company                  Thomas C. Castano
                                              Assistant General Counsel
                                              Law Department

                                              Pruco Life Insurance Company
                                              213 Washington Street
                                              Newark, NJ 07102-2992
                                              (973) 802-4708 fax: (973) 802-9560


                                              June 28, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Pruco Life Variable Universal Account - CIK No. 0000851693
          Request for Withdrawal of Registration Statement on Form S-6, File No. 333-85115.



Ladies and Gentlemen:

The Post-Effective Amendment No. 5 to the above-referenced registration statement on Form S-6 was filed and accepted on June 27, 2001 (Accession No. 0000891554-01-503237). We request withdrawal of the registration filing because of an error in the type of filing. The above-referenced registration was filed as a submission type 485BPOS when it should have been filed as a submission type 485APOS.

On behalf of the Pruco Life Variable Universal Account, we request withdrawal of the registration statement filing pursuant to Rule 477(a) under the Securities Act of 1933.



                                      Sincerely,

                                      /s/ Thomas C. Castano
                                      ------------------------------------
                                      Thomas C. Castano
                                      Assistant General Counsel
                                      Pruco Life Insurance Company of New Jersey

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